Filed pursuant to Rule 424b3

Registration No. 333-230150

IMPORTANT NOTICE

ProShares UltraPro 3x Crude Oil ETF (OILU)

ProShares UltraPro 3x Short Crude Oil ETF (OILD)

(each, a “Fund”, and together, the “Funds”)

Supplement dated March 9, 2020

to each Fund’s Prospectus and Disclosure Document

dated March 29, 2019

The Prospectus and Disclosure Document for each Fund is hereby revised to reflect that:

In the event that Fund’s intraday portfolio value (referred to as its “IOPV” or “IIV”) decreases by 70% or more at any point during a Fund’s Business Day, the Sponsor, in its sole discretion, in order to maintain the integrity of the ongoing operation of the Fund or for other reasons, may cause such Fund to liquidate some or all of its positions and, in lieu of such positions, invest such assets in cash or money market instruments. These actions may be taken without prior notification to shareholders and would be expected to cause the Fund not to perform consistent with its investment objective. Under these circumstances, consistent with its general authority, the Sponsor may, but is not obligated to, cause the Fund to be terminated and dissolved.

In addition, the risk disclosure contained in the first paragraph relating to correlation risk is replaced in its entirety as follows:

While the Funds seek to meet their investment objectives, there is no guarantee they will do so. Factors that may affect a Fund’s ability to meet its investment objective include: (1) the Sponsor’s ability to purchase and sell each Fund’s Financial Instruments in a manner that correlates to a Fund’s objective, including the Sponsor’s ability to enter into new futures positions and swap contracts to replace exposure that has been reduced or terminated by a futures commission merchant or counterparty to the Fund; (2) an imperfect correlation between the performance of the Financial Instruments held by a Fund and the performance of the corresponding benchmark; (3) bid-ask spreads on each Fund’s Financial Instruments; (4) fees, expenses, transaction costs, commissions, financing costs and margin requirements associated with the use of each Fund’s Financial Instruments; (5) holding or trading Financial Instruments in a market that has become illiquid or disrupted; (6) a Fund’s Share prices being rounded to the nearest cent and/or other valuation methodologies; (7) changes to a benchmark that are not disseminated in advance; (8) the need to conform a Fund’s Financial Instruments to comply with investment restrictions or policies or regulatory or tax law requirements; (9) early and unanticipated closings of the markets on which the holdings of a Fund trade; (10) accounting standards; (11) differences caused by a Fund obtaining exposure to only a representative sample of the components of a benchmark, overweighting or underweighting certain components of a benchmark or obtaining exposure to assets that are not included in a benchmark; and (12) large movements of assets into and/or out of a Fund.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.